Exhibit 99.1

Yandex Announces First Quarter 2016 Financial Results

MOSCOW, Russia, and AMSTERDAM, the Netherlands, April 28, 2016 — Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the first quarter ended March 31, 2016.

Q1 2016 Consolidated Financial Highlights(1)(2)

•                  Revenues of RUB 16.5 billion ($243.7 million), up 34% compared with Q1 2015

•                  Adjusted EBITDA of RUB 5.8 billion ($85.3 million), up 62% compared with Q1 2015, adjusted EBITDA margin of 35.0%

•                  Adjusted net income of RUB 3.2 billion ($46.9 million), up 41% compared with Q1 2015, adjusted net income margin of 19.2%

•                  Cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 60.5 billion ($895.1 million) as of March 31, 2016

Q1 2016 Operational and Corporate Highlights

•                  Share of Russian search market (including mobile) averaged 57.6% in Q1 2016 compared to 57.3% in Q4 2015 (according to LiveInternet)

•                  Search queries in Russia grew 7% compared with Q1 2015

•                  Yandex announced its intention to acquire its Moscow headquarters

“Yandex is off to a solid start in 2016, and we are starting to see certain signs of stabilization in the overall economic environment,” said Arkady Volozh, Chief Executive Officer of Yandex. “Based on the current conditions, we are raising our revenue outlook for the year from a range of 12% to 18% to a revised range of 15% to 19%.”

“We continue to invest aggressively in our three business units - Yandex.Taxi, Classifieds and Yandex.Market - to accelerate their growth in 2016," said Alexander Shulgin, Chief Operating Officer of Yandex.  "Going forward, we will share more financial information on these units to provide shareholders with greater visibility into their performance.”

The following table provides a summary of our key consolidated financial results for the three months ended March 31, 2015 and 2016:

	Three months
	ended March 31,
In RUB millions	2015	2016	Change
Revenues	12,339	16,473	34%
Ex-TAC revenues(2)	9,622	13,083	36%
Income from operations	1,486	2,440	64%
Adjusted EBITDA(2)	3,571	5,770	62%
Net income	2,127	1,069	-50%
Adjusted net income(2)	2,249	3,168	41%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 67.6076 to $1.00, the official exchange rate quoted as of March 31, 2016 by the Central Bank of the Russian Federation.

(2)  The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable US GAAP measures.

There have been no changes to our consolidated reporting, other than to the presentation of the breakdown of our online advertising. As online advertising formats continue to converge, we are no longer providing a breakdown of our online ad revenues into text-based and display revenues. We continue to separately present revenues from Yandex websites and revenues from our ad network.

Following the revision of our organizational structure, we now report the results of the following operating segments:

•                  Search and Portal, which includes all our services offered in Russia, Ukraine, Belarus and Kazakhstan, other than those, described below;

•                  E-commerce, which includes our Yandex.Market service;

•                  Taxi, which includes our Yandex.Taxi service;

•                  Classifieds, which includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel;

•                  Experimental businesses, which includes:

•                  Media Services, including Kinopoisk, Yandex.Music, Yandex.Radio, Yandex.Tickets, Yandex.Afisha and Yandex TV program,

•                  Yandex Data Factory,

•                  Discovery services, including Yandex Zen and Yandex Launcher, and

•                  Search and Portal in Turkey.

Historical information on revenues and adjusted EBITDA of our segments is provided at the end of this financial release and contains quarterly data for the five quarters from Q1 2015 through Q1 2016 and annual data for the three years from 2013 through 2015. Further this information will be available in the supplementary slides accompanying our financial releases.

Consolidated revenue breakdown

	Three months
	ended March 31,
In RUB millions	2015	2016	Change
Online Advertising Revenues:
Yandex websites	8,969	11,404	27%
Advertising network	3,094	4,428	43%
Total online advertising revenues	12,063	15,832	31%
Other	276	641	132%
Total revenues	12,339	16,473	34%

Online advertising revenues grew 31% compared with Q1 2015 and continued to drive overall top-line performance, contributing 96% of total revenues in Q1 2016. Online advertising revenues include revenues derived from text-based and display advertising on Yandex websites and in our ad network.

Online advertising revenues from Yandex websites increased 27% compared with Q1 2015 and accounted for 69% of total revenues during Q1 2016.

Online advertising revenues from our ad network increased 43% compared with Q1 2015 and contributed 27% of total revenues during Q1 2016, 2 percentage points higher than in Q1 2015.

Other revenues grew 132% compared with Q1 2015, and were mainly driven by growth of Yandex.Taxi revenues.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 18% compared with Q1 2015.

Our average cost per click grew 12% compared with Q1 2015.

Segment revenues:

	Three months ended March 31,
In RUB millions	2015	2016	Change
Revenues:
Search and Portal	11,620	15,147	30%
E-commerce	671	1,043	55%
Taxi	161	445	176%
Classifieds	179	241	35%
Experiments	99	185	87%
Eliminations*	(391)	(588)	50%
Total revenues	12,339	16,473	34%

*Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q1 2016, Yandex’s headcount remained nearly flat compared with December 31, 2015, and was down 2% from March 31, 2015. The total number of full-time employees was 5,464 as of March 31, 2016.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months
	ended March 31,
In RUB millions	2015	2016	Change
TAC:
Related to the Yandex ad network	1,866	2,495	34%
Related to distribution partners	851	895	5%
Total TAC	2,717	3,390	25%
Total TAC as a % of total revenues	22.0%	20.6%
Other cost of revenues	996	1,114	12%
Other cost of revenues as a % of revenues	8.1%	6.8%
Total cost of revenues	3,713	4,504	21%
Total cost of revenues as a % of revenues	30.1%	27.3%

TAC decreased as a percentage of total revenues from 22.0% in Q1 2015 to 20.6% in Q1 2016 and grew 25% compared with Q1 2015. Our ad network TAC grew 34% in Q1 2016 compared with Q1 2015, slower than revenues from our advertising network, primarily reflecting changes in our partner revenue mix. Our distribution TAC increased 5% in Q1 2016 compared with Q1 2015.

Other cost of revenues in Q1 2016 increased 12% compared with Q1 2015.

Product development

	Three months
	ended March 31,
In RUB millions	2015	2016	Change
Product development	3,347	3,877	16%
As a % of revenues	27.1%	23.6%

Growth in product development costs in Q1 2016 primarily related to salary increases in early 2016.

Selling, general and administrative (SG&A)

	Three months
	ended March 31,
In RUB millions	2015	2016	Change
Sales, general and administrative	2,303	3,258	41%
As a % of revenues	18.7%	19.8%

SG&A costs increased 41% compared to Q1 2015 as a result of growth in advertising and marketing spend, aimed to support our emerging businesses, such as Yandex.Market, Yandex.Taxi and Classifieds, as well as our Yandex Browser.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

	Three months
	ended March 31,
In RUB millions	2015	2016	Change
SBC expense included in cost of revenues	43	49	14%
SBC expense included in product development	379	595	57%
SBC expense included in SG&A	138	247	79%
Total SBC expense	560	891	59%
As a % of revenues	4.5%	5.4%

Total SBC expense increased 59% in Q1 2016 compared with Q1 2015. The increase primarily related to new equity-based grants made in 2015 and 2016, as well as to the equity award exchange programs we completed in April and July 2015.

Depreciation and amortization (D&A) expense

	Three months
	ended March 31,
In RUB millions	2015	2016	Change
Depreciation and amortization	1,490	2,394	61%
As a % of revenues	12.1%	14.5%

D&A expense increased 61% in Q1 2016 compared with Q1 2015 and primarily reflected investments in servers and data centers made in 2015.

As a result of the factors described above, income from operations was RUB 2.4 billion ($36.1 million) in Q1 2016, a 64% increase from Q1 2015.

Adjusted EBITDA

Consolidated adjusted EBITDA

	Three monthsended March 31,
In RUB millions	2015	2016	Change
Adjusted EBITDA	3,571	5,770	62%

Adjusted EBITDA by segments

	Three months ended March 31,
In RUB millions	2015	2016	Change
Adjusted EBITDA:
Search and Portal	3,585	5,911	65%
E-commerce	393	380	-3%
Taxi	87	—	-100%
Classifieds	10	(6)	-160%
Experiments	(504)	(515)	-2%
Total adjusted EBITDA	3,571	5,770	62%

Interest income, net in Q1 2016 was RUB 523 million, up from RUB 484 million in Q1 2015.

Foreign exchange loss in Q1 2016 was RUB 1,281 million, compared with a foreign exchange gain of RUB 716 million in Q1 2015. This loss reflects the appreciation of the Russian ruble during Q1 2016 from RUB 72.8827 to $1.00 on December 31, 2015, to RUB 67.6076 to $1.00 on March 31, 2016. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within Other income, net in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q1 2016.

Income tax expense for Q1 2016 was RUB 713 million, up from RUB 676 million in Q1 2015. Our effective tax rate of 40.0% was higher in Q1 2016 than in Q1 2015 primarily due to the increase in SBC expense which is non-deductible. Adjusted for SBC expense, our effective tax rate is 26.7%, compared with 22.7% in 2015 if also adjusted for SBC expense and one-off effects of that year.

Adjusted net income in Q1 2016 was RUB 3.2 billion ($46.9 million), a 41% increase from Q1 2015.

Adjusted net income margin was 19.2% in Q1 2016, compared with 18.2% in Q1 2015.

Net income was RUB 1.1 billion ($15.8 million) in Q1 2016, down 50% compared with Q1 2015 mainly due to the foreign exchange loss that we recognized in Q1 2016 compared to the foreign exchange gain recognized in Q1 2015.

As of March 31, 2016, Yandex had cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 60.5 billion ($895.1 million).

Net operating cash flow for Q1 2016 was an inflow of RUB 5.6 billion ($83.1 million) and capital expenditures were RUB 1.5 billion ($21.5 million).

During Q1 2016, we repurchased $23.0 million in principal amount of our 1.125% convertible senior notes due 2018 for approximately $20.1 million.

The total number of shares issued and outstanding as of March 31, 2016 was 319,696,831, including 274,098,861 Class A shares, 45,597,969 Class B shares, and one Priority share and excluding 10,359,923 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 3.8 million shares, at a weighted average exercise price of $6.18 per share, all of which, excluding options for approximately 26,000 shares, were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $28.62, all of which, excluding SARs for approximately 11,000 shares, were fully vested; and restricted share units (RSUs) covering 7.6 million shares, of which RSUs to acquire 1.9 million shares were fully vested.

Financial outlook

Based on the strong start of the year, we expect our ruble-based revenue to grow in the range of 15% to 19% in the full year 2016 compared with 2015.

This outlook reflects our current view, based on the trends that we currently see, and may change in light of market and economic developments in our markets.

Historical financial data by segments

	Quarterly data					Annual data
In RUB millions	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16	2013	2014	2015
Revenues:
Search and Portal	11,620	13,107	14,505	16,673	15,147	37,039	47,920	55,905
E-commerce	671	730	827	1,172	1,043	2,810	2,889	3,400
Taxi	161	194	234	395	445	112	327	984
Classifieds	179	211	243	261	241	327	539	894
Experiments	99	94	106	142	185	179	337	441
Eliminations	(391)	(416)	(476)	(549)	(588)	(965)	(1,245)	(1,832)
Total Revenues	12,339	13,920	15,439	18,094	16,473	39,502	50,767	59,792

	Quarterly data					Annual data
In RUB millions	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16	2013	2014	2015
Adjusted EBITDA:
Search and Portal	3,585	4,897	6,041	7,128	5,911	16,136	20,417	21,651
E-commerce	393	411	436	486	380	2,071	1,873	1,726
Taxi	87	50	44	(19)	—	57	217	162
Classifieds	10	67	83	(14)	(6)	221	278	146
Experiments	(504)	(608)	(583)	(1,021)	(515)	(1,118)	(1,733)	(2,716)
Total Adjusted EBITDA	3,571	4,817	6,021	6,560	5,770	17,367	21,052	20,969

*Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising.

Conference Call Information

Yandex’s management will hold an earnings conference call on April 28, 2016 at 8:00 AM U.S. Eastern

Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 1254

UK/International: +44(0)20 3427 1901

Russia: 8 800 500 9312

Passcode: 4132490#

A replay of the call will be available until May 4, 2016. To access the replay, please dial:

US: +1 866 932 5017,

UK/International: +44(0)20 3427 0598

Russia: 810 800 2870 1012

Passcode: 4132490#

A live and archived webcast of this conference call will be available at

http://edge.media-server.com/m/p/bycuzqqn

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.
More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2016. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of April 28, 2016, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, and (4) provision for income taxes, less (A) interest income, net and (B) other income, net

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, and (3) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax; less (A) foreign exchange gains/losses adjusted for the increase in income tax attributable to the foreign exchange gains/losses and (B) gain from repurchases of our convertible notes adjusted for the related increase in income tax

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from repurchases of convertible debt

Adjusted net income also excludes a gain from repurchase of $23.0 million in principal amount of our 1.125% convertible senior notes due 2018 for approximately $20.1 million that we recorded in Q1 2016. We have eliminated this gain from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	March 31,	March 31,
	2015*	2016	2016
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	24,238	28,075	415.3
Term deposits	15,150	29,734	439.8
Investments in debt securities	2,915	2,704	40.0
Accounts receivable, net	5,586	5,608	82.9
Prepaid expenses	1,505	1,369	20.3
Other current assets	3,835	2,835	41.9
Total current assets	53,229	70,325	1,040.2

Property and equipment, net	20,860	19,279	285.2
Intangible assets, net	5,988	5,923	87.6
Goodwill	8,581	8,519	126.0
Long-term prepaid expenses	1,488	1,440	21.3
Restricted cash, non-current	533	494	7.3
Term deposits, non-current	18,399	—	—
Investments in non-marketable equity securities	1,122	1,381	20.4
Deferred tax assets	226	242	3.6
Other non-current assets	1,392	1,449	21.4
TOTAL ASSETS	111,818	109,052	1,613.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	6,994	6,700	99.1
Taxes payable	2,800	2,122	31.4
Deferred revenue	1,875	1,726	25.5
Total current liabilities	11,669	10,548	156.0
Convertible debt	27,374	24,230	358.4
Deferred tax liabilities	1,552	1,411	20.9
Other accrued liabilities	1,126	1,056	15.6
Total liabilities	41,721	37,245	550.9

Commitments and contingencies
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 61,295,523, and Class C: 61,295,523); shares issued (Class A: 282,161,148 and 284,458,784, Class B: 47,895,605 and 45,597,969, and Class C: 12,000,000 and 14,297,636, respectively); shares outstanding (Class A: 271,356,566 and 274,098,861, Class B: 47,895,605 and 45,597,969, and Class C: nil)	75	285	4.2

Treasury shares at cost (Class A: 10,804,582 and 10,359,923, respectively)	(12,531)	(12,026)	(177.9)
Additional paid-in capital	17,257	17,479	258.5
Accumulated other comprehensive income	3,099	2,803	41.5
Retained earnings	62,197	63,266	935.8
Total shareholders’ equity	70,097	71,807	1,062.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	111,818	109,052	1,613.0

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2015	2016	2016
	RUB	RUB	$

Revenues	12,339	16,473	243.7
Operating costs and expenses:
Cost of revenues(1)	3,713	4,504	66.6
Product development(1)	3,347	3,877	57.3
Sales, general and administrative(1)	2,303	3,258	48.3
Depreciation and amortization	1,490	2,394	35.4
Total operating costs and expenses	10,853	14,033	207.6
Income from operations	1,486	2,440	36.1
Interest income, net	484	523	7.7
Other income, net	833	(1,181)	(17.4)
Net income before income taxes	2,803	1,782	26.4
Provision for income taxes	676	713	10.6
Net income	2,127	1,069	15.8
Net income per Class A and Class B share:
Basic	6.69	3.35	0.05
Diluted	6.61	3.31	0.05
Weighted average number of Class A and Class B shares outstanding
Basic	317,732,854	319,433,919	319,433,919
Diluted	321,880,889	322,969,840	322,969,840

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	43	49	0.7
Product development	379	595	8.8
Sales, general and administrative	138	247	3.7

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2015	2016	2016
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,127	1,069	15.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,135	1,923	28.4
Amortization of intangible assets	355	471	7.0
Amortization of debt discount and issuance costs	273	262	3.9
Share-based compensation expense	560	891	13.2
Deferred income taxes	(335)	(116)	(1.7)
Foreign exchange (gains)/losses	(716)	1,281	18.9
Gain from repurchases of convertible debt	(110)	(53)	(0.8)
Other	—	(36)	(0.6)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(841)	(116)	(1.7)
Prepaid expenses and other assets	(551)	511	7.6
Accounts payable and accrued liabilities	(874)	(331)	(4.9)
Deferred revenue	84	(137)	(2.0)
Net cash provided by operating activities	1,107	5,619	83.1
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(4,836)	(1,455)	(21.5)
Proceeds from sale of property and equipment	—	22	0.3
Acquisitions of businesses, net of cash acquired	(68)	—	—
Investments in non-marketable equity securities	(11)	(220)	(3.3)
Proceeds from maturity of debt securities	2,323	—	—
Investments in term deposits	(3,227)	(21,685)	(320.7)
Maturities of term deposits	6,261	24,669	364.9
Loans granted	—	(56)	(0.8)
Escrow cash deposit	58	—	—
Net cash provided by investing activities	500	1,275	18.9
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	28	46	0.7
Repurchases of convertible debt	(1,381)	(1,490)	(22.0)
Payments of contingent consideration	—	(65)	(1.0)
Net cash used in financing activities	(1,353)	(1,509)	(22.3)
Effect of exchange rate changes on cash and cash equivalents	535	(1,548)	(22.9)
Net change in cash and cash equivalents	789	3,837	56.8
Cash and cash equivalents at beginning of period	17,645	24,238	358.5
Cash and cash equivalents at end of period	18,434	28,075	415.3

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months ended March 31,
In RUB millions	2015	2016	Change
Total revenues	12,339	16,473	34%
Less: traffic acquisition costs (TAC)	2,717	3,390	25%
Ex-TAC revenues	9,622	13,083	36%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months ended March 31,
In RUB millions	2015	2016	Change
Net income	2,127	1,069	-50%
Add: depreciation and amortization	1,490	2,394	61%
Add: share-based compensation expense	560	891	59%
Add: compensation expense related to contingent consideration	35	45	29%
Less: interest income, net	(484)	(523)	8%
Less: other income, net	(833)	1,181	n/m
Add: provision for income taxes	676	713	5%
Adjusted EBITDA	3,571	5,770	62%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months ended March 31,
In RUB millions	2015	2016	Change
Net income	2,127	1,069	-50%
Add: SBC expense	560	891	59%
Less: reduction in income tax attributable to SBC expense	(9)	(14)	56%
Add: compensation expense related to contingent consideration	35	45	29%
Less: foreign exchange (gain)/loss	(716)	1,281	n/m
Add: increase/(decrease) in income tax attributable to foreign exchange gain/(loss)	127	(260)	n/m
Less: gain from repurchases of convertible debt	(110)	(53)	-52%
Add: increase in income tax attributable to gain from repurchases of convertible debt	27	13	-52%
Add: amortization of debt discount	273	262	-4%
Less: reduction in income tax attributable to amortization of debt discount	(65)	(66)	2%
Adjusted net income	2,249	3,168	41%

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUB millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment(2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex- TAC EBITDA Margin (4)
Three months ended March 31, 2016	1,069	6.5%	4,701	5,770	35.0%	44.1%

(1)	Net income margin is defined as net income divided by total revenues.

(2)	Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, net, other income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-
TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUB millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended March 31, 2016	1,069	6.5%	2,099	3,168	19.2%	24.2%

(1)	Net income margin is defined as net income divided by total revenues.

(2)	Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange gains and losses (as adjusted for the increase in income tax attributable to the gains and losses), gain from repurchases of convertible debt (as adjusted for the increase in income tax attributable to the gain) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-
TAC revenues to US GAAP revenues, please see the table above.